UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2023

Commission File Number: 001-40744

Otonomo Technologies Ltd.
(Translation of registrant’s name into English)

16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
+972-52-432-9955
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On July 14, 2023, Otonomo Technologies Ltd. (the “Company”) furnished to the Securities and Exchange Commission (the “SEC”) a Report on Form 6-K that included the proxy statement and form of proxy card related to the Company’s contemplated Special General Meeting of Shareholders (the “Meeting”) scheduled to be held on August 21, 2023. The agenda for the Meeting includes, among other items, submission for approval by the Company’s shareholders of the merger (the “Merger”) contemplated by that certain Agreement and Plan of Merger, dated as of February 9, 2023, by and among Urgent.ly Inc., a Delaware corporation (“Urgently”), U.O Odyssey Merger Sub Ltd., a company organized under the laws of the State of Israel and direct wholly owned subsidiary of Urgently, and the Company.

Due to the filing by Urgently with the SEC of a post-effective amendment to its Registration Statement on Form S-4 (Registration No. 333-271937) relating to the Merger on August 14, 2023, the Board of Directors of the Company has determined to defer the day of the Meeting to a yet to be determined date.  It is currently contemplated that the record date for Meeting, July 20, 2023, will not change. The Company will announce the new date of the Meeting through a Report on Form 6-K once such date has been determined.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Otonomo Technologies Ltd.

Date: August 16, 2023	By:	/s/ Ben Volkow
Ben Volkow
Chief Executive Officer